Exhibit 3

Part III: **Manner of Operations**

Item 7: Order Types and Attributes

    a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

        i.   priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

        ii.   conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

        iii.   order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

        iv.   order types that adjust their price as changes to the order book occur (*e.g.,* price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

        v.   whether an order type is eligible for routing to other Trading Centers;

        vi.   the time-in-force instructions that can be used or not used with each order type;

        vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

        viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Answer:

Order Types and Order Type Modifiers

The ATS operates two different matching models: (1) a Midpoint book ("Midpoint") that only accepts non-displayed midpoint orders and (2) ASPEN (or the "Adverse Selection Protection Engine"), a full limit order book with optional displayed capability. The ATS uses a matching mechanism which is nearcontinuous and that matches orders at scheduled times ("Match Events"), as discussed further in Part III, Item 11.

As discussed further below, Midpoint only accepts Midpoint Peg Orders (which are not accepted in ASPEN). Any orders entered into IntelligentCross through any other order type (*e.g.*, Market Order, Limit Order, Primary Peg Order (with or without a limit price), and Marketable Peg Order (with or without a limit price)) will default to the ASPEN Fee/Fee book. Only Limit Orders and Primary Peg Orders (with or without a limit price) are eligible to be displayed on the ASPEN Fee/Fee book.

For Midpoint, only orders that have rested on the order book for a minimum period of time are eligible to match. Such "Minimum Resting Periods" are determined by the ATS and set in a stock-specific fashion, similar to Match Events. However, in no event will the minimum resting period exceed 200 milliseconds. There are no Minimum Resting Periods for orders on ASPEN.

Midpoint Peg Orders

Midpoint Peg Orders are orders to buy or sell a stated amount of a security that are to be executed only at the midpoint price of the NBBO in the Midpoint book. The ATS will accept Midpoint Peg Orders with or without a limit price. Midpoint Peg Orders will be non-displayed.

Midpoint Peg Orders with Time-in-Force Instructions

The ATS will accept Midpoint Peg Orders with time-in-force instructions. Midpoint Peg Orders may be so designated, and such orders are orders to buy or sell a stated amount of a security that are to be executed only at the midpoint price of the NBBO in the Midpoint book. The ATS will accept such Peg Orders with or without a limit price, and these orders will be non-displayed. Midpoint Peg Orders with Time-in-Force instructions will be automatically canceled by the ATS within 100 milliseconds of order receipt by the matching engine; 100 milliseconds is the maximum timeframe in which a cancellation will occur. The amount of time until the order will be automatically canceled is calculated from the time of order receipt, and is determined by the ATS and calibrated on a security-by-security basis. The time period until automatic cancellation will be longer than or equal to the "Minimum Resting Period" (as discussed further in Part III, Item 11). The time period until automatic cancellation may be less than the time between Match Events such that the order may be canceled without participating in a Match Event. For example, if, for a particular security, the time period until automatic cancellation is 20 milliseconds but the time between Match Events is 30 milliseconds, it is possible that an order would be entered by a Subscriber and be automatically canceled before the first Match Event subsequent to order entry. The factors that contribute to determining the amount of time until an order is canceled include time of day, price reaction after trades, volume and volatility in the security, average spread, trade size, and other market factors. The time until cancellation is adjusted after enough data points have been accumulated to warrant an adjustment. A Subscriber may cancel such a Midpoint Peg Order at any time before the order is fully executed or the ATS cancels the order.

Below is an example of the operation of a Midpoint Peg Order with Time-in-Force instructions:

> Security XYZ has a Match Event Interval to occur between 7 to 12 milliseconds apart.
>
> The next Match Event is scheduled at 10:01:04:010.

At 10:01:04:000, Subscriber A submits a 1000 share Midpoint Peg buy order with a limit price of $25.06 to participate in the Midpoint book for Security XYZ. Assume that the time period until the Midpoint Peg Order is automatically canceled for Security XYZ is 30 milliseconds.

At 10:01:04:005, Subscriber B submits a 500 share sell order with no limit price and a TIF of Day to participate in the Midpoint book for Security XYZ.

At the next scheduled Match Event for Security XYZ, (10:01:04:010), the matching engine retrieves the NBBO and determines that the NBBO is $25.05 by $25.07. The Midpoint price at the time of the Match Event is $25.06 and is the Matching Price. Assuming that Subscriber A's and Subscriber B's orders have met the minimum resting period, Subscriber A will match 500 shares with Subscriber B at $25.06 during the Match Event at 10:01:04:010. Subscriber A's remaining order for 500 shares is eligible to participate in any subsequent Midpoint Match Event occurring prior to the automatic cancellation of the order by the ATS at 10:01:04:030.

Primary Peg Orders

Primary Peg Orders are orders to buy at the NBB, or sell at the NBO, a stated amount of a security that are to be executed only in ASPEN. Orders may be submitted with or without a limit price. Primary Peg Orders may be displayed or non-displayed at the Subscriber's discretion. If a displayed Primary Peg Order would lock or cross contra-side interest displayed inside the ATS or as part of the NBBO, such order will be displayed one minimum price variation less aggressive than the price of displayed contra-side interest inside the ATS or as part of the NBBO and ranked at the price of displayed contra-side interest inside the ATS or as part of the NBBO. In the event the displayed contra-side interest inside the ATS or the NBBO updates, such order's displayed price will be updated to the most aggressive price permissible without locking displayed contra-side interest inside the ATS or the NBBO, up to the order's limit price, and such order's ranked price will be updated to the most aggressive price permissible without crossing displayed contra-side interest inside the ATS or the NBBO, up to the order's limit price.

Marketable Peg Orders

Marketable Peg Orders are orders to buy at or below the NBO, or sell at or above the NBB, a stated amount of a security that are to be executed only in the ASPEN book. Orders may be submitted with or without a limit price. Marketable Peg Orders will be non-displayed.

Limit Orders

Limit Orders are orders to buy or sell a stated amount of a security at a specified price or better that are to be executed only in the ASPEN book.. Limit Orders may be displayed or non-displayed at the Subscriber's discretion. If a displayed Limit Order would lock or cross contra-side interest displayed inside the ATS or as part of the NBBO, such order will be displayed one minimum price variation less aggressive than the price of displayed contra-side interest inside the ATS or as part of the NBBO and ranked at the price of the displayed contra-side interest inside the ATS or as part of the NBBO. In the event the displayed contra-side interest inside the ATS or the NBBO updates, such order's displayed price will be updated to the most aggressive price permissible without locking displayed contra-side interest inside the ATS or the NBBO, up to the order's limit price, and such order's ranked price will be updated to the most aggressive price permissible without crossing displayed contra-side interest inside the ATS or the NBBO, up to the order's limit price.

Market Orders

Market Orders are orders to buy or sell a stated amount of a security that is to be executed at or in between the NBBO only in ASPEN. Market Orders will be non-displayed.

Add Liquidity Only

Subscribers may designate orders as Add Liquidity Only ("ALO"). ALO orders are to be entered only in ASPEN. ALO orders are Limit or Primary Peg orders that rest on the order book instead of the order being able to execute against contra interests that are already on the book at the same price or better price. ALO orders will only interact with other orders if the ALO order would be adding liquidity. Generally, for two given orders the one received first by the matching engine will be deemed to be adding liquidity.

Time-in-Force

The ATS will accept orders with time-in-force instructions of Day, IOC, and Good Till Time. Day will be the default time-in-force instruction. Day oOrders will be held by the ATS on its books from the time of receipt until the end of Regular Trading Hours. If unfulfilled by the end of Regular Trading Hours, such Day orders will be canceled and the Subscriber who submitted the order will be notified. IOC orders in ASPEN will be held until the completion of the next Match Event, and if unexecuted, will be canceled. IOC in combination with the Midpoint Peg instruction is processed as a Midpoint Peg Order with Time-in-Force Instruction. IOC orders may be submitted with or without a limit price. IOC orders will be non-displayed. Good Till Time orders are eligible for use in the Midpoint book and Hosted Pools and will be held by the ATS on its books from the time of receipt for an amount of time specified by the Subscriber in milliseconds, and if unexecuted, will be canceled. A Good Till Time order will be held for a time that allows it to participate in at least one Match Event even if the order would normally be canceled prior to the Match Event.

Not Held

All orders entered into the ATS by Subscribers are Not Held.

Open Orders

All open orders are canceled at the end of the trading day.

Routing

IntelligentCross does not support the routing of orders to any other venue.

Message Priority

Incoming orders and related messages are processed in the order in which they are received by the ATS.

Match Priority

Generally, an order's match priority will be based on price, display type (for ASPEN), and the time at which such order is received relative to other orders. With respect to ASPEN, at each price level, displayed orders will have priority over non-displayed orders. All orders will be timestamped and accordingly prioritized based on the time of their receipt by the ATS. Matching instructions are specified in accordance with the FIX protocols described above in Part III, Item 5 and defined by industry standard FIX tags defined for these matching instructions.

Orders received by the ATS during the Pre-Market Order Acceptance Period will be queued until the beginning of Regular Trading Hours and then matched with time priority based on the order receipt by the ATS. Orders received outside these periods will not be accepted. For all eligible securities, the ATS will only execute if Limit-Up-Limit-Down ("LULD") bands are present and the effective price of a potential match is not constrained by a LULD band.

Order Amendment

An open order may be amended by Subscribers to the extent the amendment is received by the ATS before a Match Event involving that order occurs. Order amendments are processed in the order in which they are received by the ATS.   The match priority of an order will be preserved when amending the quantity of an order to a value less than the existing quantity of the order; however, the match priority of an order will be lost when amending the quantity of an order to a value greater than the existing quantity or when amending any other value in addition to the quantity of the order.

Order Cancellation

An open order may be canceled by Subscribers to the extent the cancellation order is received by the ATS before a Match Event involving that order occurs. Cancellation orders will cancel all remaining open quantity on an order. Cancellation orders are processed in the order in which they are received by the ATS.

Hosted Pools

At the request of one or more Subscribers, the ATS will setup a Hosted Pool where such Subscriber(s) may designate that an order interact with other orders entered by that same Subscriber or other Subscribers participating in the same Hosted Pool. Subscribers may enter such orders in either a principal or agency capacity. An order designated to interact within a Hosted Pool can also be designated to interact with the liquidity outside the Hosted Pool after checking for liquidity available in the Hosted Pool. In particular, during a Match Event, the matching engine will, in sequential order: (1) match orders eligible to be matched in Hosted Pools, and then (2) match orders outside the Hosted Pool, including orders designated to interact first in a Hosted Pool and then outside a Hosted Pool. The ATS's Hosted Pools accept "Conditional Orders." Conditional Orders are not accepted outside of the ATS's Hosted Pools. See Part III, Item 9 for a discussion of Conditional Orders.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.